UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 3, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated May 7, 2013.
•	Press Release dated May 8, 2013.
•	Press Release dated May 28, 2013.
•	Press Release dated May 28, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: June 3, 2013	By:	/s/“Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

NEWS RELEASE

Enbridge to Provide Additional Facilities at Cheecham Terminal for Surmont Phase 2

CALGARY, Alberta, May 7, 2013 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into a terminal services agreement with ConocoPhillips Canada Resources Corp and Total E&P Canada Ltd. (the ConocoPhillips Surmont Partnership) to expand existing infrastructure at the Enbridge Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 expansion. The approximately $0.3 billion expansion is expected to come into service in two phases through the fourth quarter 2014 and first quarter of 2015.

Enbridge will construct two new 450,000 barrel blend tanks and convert an existing tank from blend to diluent service, install receipt and distribution manifolds to facilitate transfers to Enbridge’s Waupisoo Pipeline and upgrade associated measurement equipment. Enbridge brought a full expansion of the Waupisoo Pipeline into service in 2012 to, in part, serve the requirements of the growing production from the Surmont oil sands project.

“We’re pleased to further our relationship with the ConocoPhillips Surmont Partnership by delivering timely and critical terminaling and transportation services that support the continued expansion of their oil sands projects,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “We continue to work closely with our customers to develop innovative energy infrastructure solutions that meet their current and future needs, that utilize existing infrastructure and energy corridors wherever possible, and that can be built and operated safely, reliably and with respect for communities and the environment.”

Enbridge’s Regional Oil Sands System At-a-Glance:

Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, which currently connect six producing oil sands projects, and which, through commercially secured expansions, will connect nine producing oil sands projects by 2015. A map is available at www.enbridge.com.

Athabasca Pipeline:

•	540-kilometre (335-mile) pipeline in operation since March 1999
•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
•

Enbridge Athabasca is constructing a new crude oil pipeline project, called the Athabasca Pipeline Twinning Project (the “Project”), to provide transportation service for increased oil production in the Kirby Lake area.

Waupisoo Pipeline:

•	385-kilometre (237-mile) pipeline system in operation since June 2008
•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton
•	Enbridge is also constructing a new crude oil pipeline project, called the Woodland Extension, to provide Cheecham to Edmonton transportation service for increasing oil sands production.

Tankage:

•

Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility (owned by Enbridge Income Fund)

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Invest $1.2 billion in Enbridge Energy Partners through Preferred Unit Private Placement

Partnership Expects to Exercise Joint Funding Option to Reduce Funding Requirements

Calgary, Alberta and HOUSTON, May 8 2013 – Enbridge Inc. (TSX, NYSE: ENB) (“Enbridge”) and Enbridge Energy Partners, LP (NYSE: EEP) (“EEP” or the “Partnership”) today announced that they have entered into an agreement whereby Enbridge will invest $1.2 billion in preferred units issued by EEP, and which is expected to close later today.

Additionally, EEP expects to exercise its options to pare down its economic interests in the Lakehead system expansions of both the Eastern Access and Mainline Expansion projects from 40 percent to 25 percent, by the June 30, 2013 deadline. The Partnership retains the option to increase its participation in either project back up to 40 percent for a period lasting until one year after the in-service date of each. Collectively, the preferred unit issuance and option exercise would reduce the amount of near term third party financing required by EEP to fund its current organic growth program by over $1.9 billion.

“The Partnership’s attractive and unrivaled $8.5 billion organic growth program will deliver long-term, low risk cash flow growth to our unitholders. The preferred unit private placement and the exercise of the joint funding options significantly reduce the amount of third party funding required,” said Mark Maki, President of the Partnership. “The combination of these two actions will relieve the equity issuance overhang which we believe is currently exerting downward pressure on the Partnership’s valuation. These actions provide improved coverage and significant flexibility to smooth our funding activities over a longer period of time, while preserving the upside from a full 40% participation once the projects come into service and start generating substantial highly visible cash flows”.

“Enbridge’s overall strategy for its sponsored vehicles is to optimize the funding of our enterprise-wide slate of attractive growth projects. At present that is best accomplished by providing flexibility to the Partnership to access additional equity funding at a time and pricing which are more favorable,” said Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development. “This will enhance our existing investment in the Partnership through improving the valuation of EEP’s units, which will also reduce the cost of funding the remaining growth investment within EEP. Our Enbridge funding plan has always provided for the funding of 75% of the projects which are subject to the joint funding agreement, so there is no incremental funding required at the Enbridge level as a result of exercise of the pare down option by the Partnership. We expect that the preferred unit investment will be bridge funding until such time as it will be advantageous for the Partnership to raise common equity to redeem the units. Consequently we do not plan to issue permanent capital to fund this investment.”

The preferred units with a price per unit of $25.00 (par value) will have a fixed yield of 7.5 percent, reset every five years. Under the preferred units terms, quarterly cash distributions will not be payable in cash during the first eight quarters and will be added to the redemption value. Quarterly cash distributions will be payable beginning in the ninth quarter and deferred distributions are payable on the fifth anniversary or when redemption of the units takes place.

The preferred units will be redeemable at EEP’s option on the five year anniversary of the issuance and every fifth year thereafter, at par and including the deferred distribution. Earlier redemption is permitted under certain events including the ability to redeem the preferred units using the net proceeds from EEP’s equity issuances or from the sale of assets and from the issuance of debt, in equal amounts. In the event that the preferred units have not been redeemed in full at the fifth anniversary to the issuance, the deferred distribution will be payable at that time. In addition, on or after June 1, 2016, at Enbridge’s sole option, the preferred units can be converted into approximately 43.2 million common units of EEP.

Pursuant to the Eastern Access and Mainline Expansion Joint Funding Agreements with Enbridge, EEP has the option to pare down its economic interest and associated funding of these liquids market access projects by up to 15 percentage points, from 40 percent to 25 percent, with the option expiring June 30, 2013. EEP will have the option to increase its economic interest by up to 15 percentage points in the Lakehead System expansions of both the Eastern Access and Mainline Expansion projects within one year of the final project in-service dates. Final phases of the Eastern Access project and the Mainline Expansion Program are currently targeted for completion in 2016.

Both the preferred unit issuance and the respective Joint Funding Agreements were reviewed and recommended to the Board of Enbridge Energy Management, L.L.C. by a committee of independent Directors.

Proceeds from the preferred unit issuance will be used by EEP to repay commercial paper, to finance a portion of its capital expansion program relating to its core liquids and natural gas systems and for general partnership purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes.

About Enbridge Energy Partners, LP

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada.

Enbridge Energy Management, L.L.C. manages the business and affairs of EEP and its sole asset is an approximate 16 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE:ENB) (TSX:ENB) is the general partner of EEP and holds an approximate 21 percent interest in the Partnership.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

LEGAL NOTICE

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. Additionally, EEP’s expectation regarding the exercise of the pare down options is based on its belief that the conditions to the exercise of such options, including receipt of a recommendation from a committee of independent directors, will be satisfied prior to expiration of the options on June 30, 2013. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Enbridge Energy Partners, LP

Terri Larson Media (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 E-mail: eep@enbridge.com

# # #

NEWS RELEASE TRANSMITTED BY MARKETWIRED

FOR:	ENBRIDGE INC.

TSX, NYSE SYMBOL: ENB

May 28, 2013

Enbridge Announces C$300 Million Preferred Share Offering

CALGARY, ALBERTA – (Marketwired – May 28, 2013) –

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 12 million cumulative redeemable preference shares, series 3 (the “Series 3 Preferred Shares”) at a price of C$25.00 per share for distribution to the public. The aggregate gross proceeds will be C$300 million. Closing of the offering is expected on June 6, 2013.

The holders of Series 3 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2019. The first quarterly dividend payment date is scheduled for September 1, 2013. The dividend rate will reset on September 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.38 per cent. The Series 3 Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2019 and on September 1 of every fifth year thereafter.

The holders of Series 3 Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series 4 (the “Series 4 Preferred Shares”), subject to certain conditions, on September 1, 2019 and on September 1 of every fifth year thereafter. The holders of Series 4 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.38 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 3 Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

jennifer.varey@enbridge.com

OR

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com

www.enbridge.com

INDUSTRY:	Energy and Utilities-Oil and Gas
SUBJECT:	INI

-0-

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR

FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, May 28, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series 3 (the “Series 3 Preferred Shares”), the size of the offering has been increased to 24 million shares. The aggregate gross proceeds will be C$600 million. Closing of the offering is expected on June 6, 2013.

The holders of Series 3 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2019. The first quarterly dividend payment date is scheduled for September 1, 2013. The dividend rate will reset on September 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.38 per cent. The Series 3 Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2019 and on September 1 of every fifth year thereafter.

The holders of Series 3 Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series 4 (the “Series 4 Preferred Shares”), subject to certain conditions, on September 1, 2019 and on September 1 of every fifth year thereafter. The holders of Series 4 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.38 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com